EXHIBIT 99.1

Endeavour Silver Provides Q4 2023 Construction Progress Update On the Terronera Mine

VANCOUVER, British Columbia, Feb. 12, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) provides a Q4 2023 construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are United States dollars.

The Terronera project has made significant construction progress to date. Concrete work is well advanced, and erection of structural steel for the grinding and flotation areas has started. In early 2024, the Company provided an Updated Initial Capital Cost (“2024 Updated Scenario”), which increased the project budget by $41 million to $271 million. This increase was primarily due to a stronger Mexican Peso, ongoing inflation and availability of bulk materials such as steel, piping and electrical supplies (see news release dated January 24, 2024). As of December 31, 2023, approximately $1201 million had been invested in direct project expenditures, with project commitments totaling $1711, 2 million or 63% of the updated budget. With an experienced and seasoned team leading the project, the Company anticipates the schedule will remain in line with previous guidance, with initial production anticipated to start in the fourth quarter of 2024.

“Throughout 2023, we’ve achieved several major milestones across multiple fronts,” commented Don Gray, Chief Operating Officer. “We’ve concentrated our efforts on completing key items including earthworks for our Upper Mill Platform, procurement of equipment, and advances in plant concrete. Our underground mine development continues to advance rapidly as we look to start ore development sometime in Q2 2024. We’re extremely satisfied with Terronera’s progress thus far and remain committed to successfully completing and operating Endeavour’s next core asset.

Q4 2023 Construction and Development Highlights

As of December 31, 2023, site works and activities included:

  Safety – Our strong onsite safety focus continues: The Project finished 2023 with 172 days totaling over 600,000 manhours with no lost-time accidents.

  Progress – Overall project progress reached 43% completion including a 3% reduction due to the adjusted weighting related to the 2024 Updated Scenario. The project remains on track for commissioning in Q4 2024.

  Engineering – Detail engineering for the mill and infrastructure began transitioning to construction support towards the end of 2023. Excavation designs for the Lower Platform and detail design for Tailing Storage Facility (“TSF”) have been advanced using supplemental geotechnical investigation results obtained in Q4 2023.

  Mine Development – Over 2,200 metres of underground development were completed in 2023. The in-house mining team has been successfully transitioning from using contracted to direct-hire labor with greater development efficiencies. Development was focused on Portal 1, 2 and 4 declines for accessing ore and setting up the main ventilation circuit and haulage way; the Portal 4 incline broke through to surface and preparations are underway to complete the portal structure in Q1 2024.

  Plant Site – Surface mill and infrastructure construction is now almost 50% complete; concrete works were well advanced to allow the start of vertical construction in early Q1 2024. The electromechanical contract was awarded and mobilization commenced.

    Primary Crusher – Concrete has been completed for the jaw crusher foundation and the perimeter walls, including backfill and compaction.

    Course Ore Stockpile and Reclaim Tunnel – The Coarse Ore Stockpile support walls have been completed along with the roof including the feeder chute imbeds. For the reclaim tunnel, concrete has been completed for two major roof sections with two sections remaining.

    Grinding – The concrete of the grinding area is nearly complete and being prepared for release to the general contractor to begin structural steel and mechanical installations.

    Flotation – The concrete of the flotation cell pedestals is nearly complete and being prepared for release to the general contractor to begin structural steel and mechanical installations.

    Thickener – The thickener tank support pedestals were completed and was backfill initiated. Concrete work has been started for the raw water, process water, thickener surge, and concentrate storage tank pedestals and foundations.

  Lower Facilities Platform and TSF – Access road construction has commenced from the Lower Platform and TSF area to the Upper Mill Platform.

  Procurement – Focused on procuring bulk materials, including structural steel, piping, and electrical cable following a comprehensive scheduling for delivery that tracks construction requirements.

  Onsite Personnel – The workforce had increased to 126 employees and 400 contractor workers.

  Community Relations – Supporting the local municipality has continued to be a major focus with sponsoring cultural and community activities in the area.

  Environmental – Environmental and social assessment initiatives continue according to schedule as outlined under the Equator Principal requirements for project loan financing.

2024 Outlook and Planning

Endeavour remains focused on advancing the Terronera Project for initial production in Q4 2024, with a comprehensive schedule and plan under the 2024 Updated Scenario.

For Q1 2024, surface construction will focus on completing concrete work to allow structural steel erection, mechanical installations and initial electrical work for the crushing, coarse-ore stockpile, grinding, flotation and tailing thickener areas. Early in Q2, excavation is anticipated to be complete for the Lower Platform, which includes facilities such as the LNG and power generation areas and the concentrate and tailing filtration areas. For Q2 and Q3, work is planned for all mill and infrastructure areas with mechanical completion and commissioning activities planned in Q4.

For the mine, development in Portal 1, 2 and 4 declines will continue with first ore development anticipated in Q2. Initial long-hole mining is planned for Q3 and cut-and-fill mining is planned with ore being stockpiled for mill ramp up. Development activities at La Luz are expected to begin in Q3 with portal construction and ramp advance to ore access anticipated in Q4. The critical path remains the TSF construction and advancing underground mine, where development efficiencies have been steadily increasing.

The Company is well-positioned to satisfy the Terronera project financing requirements and expects the first draw under the $120 million project loan debt facility in Q1 2024.

Dedicated Project Website

The Company has launched a dedicated project website, accessible at www.terronera.com, serving as a virtual hub for the local community, key stakeholders, and other interested parties to stay informed and engaged with the ongoing progress of the Terronera Project. The Company invites all stakeholders to explore the latest updates, learn about our commitment to environmental stewardship and discover the positive impacts this venture will bring to local communities.

About the Terronera Project

The Terronera project is a high-grade silver-gold project being developed in the San Sebastian mining district in Jalisco state, Mexico. It is located within the Sierra Madre volcanic belt, which hosts most of Mexico’s gold and silver deposits. It is a low-sulphidation epithermal vein system that will be mined using a combination of long hole and cut and fill techniques. The underground mine consists of two deposits, Terronera and La Luz, which will feed a centralized 2,000 tonne per day process plant. Based on the Feasibility Study, Terronera is expected to produce 4 million ounces of silver and 38,000 ounces of gold annually over its 10-year life.

For more information about the project and details of the Feasibility Study, the technical report is entitled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021, with an effective date of September 9, 2021, and it is available on the company website or under the Company’s name on SEDAR at www.sedar.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Footnote:

  Financial figures are based on a preliminary estimate. Final audited figures will be released with the 2023 financial statements on March 11, 2024.
  Project commitments are inclusive of total project expenditures.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: capital cost estimates, anticipated timing of the project construction; anticipated timing of drawdown under the project loan debt facility, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the U.S.A and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted Terronera mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.